October 7, 2022

Mr. Doug Jones, Staff Accountant
Division of Corporation Finance
Office of Trade and Services
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Apollo Medical Holdings, Inc.
Form 10–K for the Fiscal Year Ended December 31, 2021
Filed February 28, 2022
File No. 001–37392

Dear Mr. Jones:

This letter is submitted in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated August 25, 2022 (the “Letter”) to Mr. Chandan Basho, Interim Chief Financial Officer of Apollo Medical Holdings, Inc. (the “Company”).

For convenience of reference, each comment contained in the Letter is reprinted below in italics followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis
Reconciliation of Net Income to EBITDA and Adjusted EBITDA, page 59

1.Regarding your non-GAAP measure “Adjusted EBITDA” presented here and in your Form 10-Q's and earnings releases furnished in Form 8-K's, please address for us, with a view to improved disclosure, the following adjustments:
a.Itemize for us the items comprising “Other expense (income).” We note the amount for 2020 and all of the amounts in the June 30, 2022 Form 10-Q for this adjustment are as reported in the statement of income but the amount for 2021 is not. Additionally, clarify for us what note (1) to the amount for 2021 represents and consists of.
b.Tell us why the amount for “Unrealized loss on investments” for 2021 is more than the amount reported in the statement of income.
c.Tell us why “Gain on sale of equity method investment” does not include the amount reported in the statement of income for 2021.
d.Tell us the nature of the “Provider bonus payments.” Tell us your consideration as to whether these bonus payments are normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the staff's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
e.It appears from your disclosures that some of your consolidated revenue is generated from “excluded assets.” In connection with “APC excluded assets costs,” tell us your consideration of adjusting for such revenues and any other income from these assets that you reported.
f.In regards to “Net loss adjustment for recently acquired IPA's,” tell us how you define the term “recently acquired” and your basis for the adjustment.

Response to Comment 1.e.:

The Company respectfully advises the Staff that in the Liquidity and Capital Resources section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”), the Company discloses that the excluded assets are assets of consolidated variable interest entities (VIEs), which include APC and its consolidated entities. These assets are non-healthcare related and mainly consist of real estate and investments, the income or expense from which is excluded from “Adjusted EBITDA” as such income or expense is attributable to non-controlling interests. In future filings, the income and expense attributable to non-controlling interests will continue to be adjusted out of "Adjusted EBITDA", however, the Company will make this clearer in its definition of “Adjusted EBITDA” and in any notes that are provided on specific adjustments made to arrive at “Adjusted EBITDA”. Please see further information below in response to 1.a through 1.c for the Company’s specific consideration of other income or losses associated with excluded assets

Response to Comment 1.a.: In response to the Staff’s comment, the Company has itemized the items comprising “Other expense (income)” regarding the Company’s “Adjusted EBITDA” in 2021 as set forth below:

in thousands
December 31, 2021
Impairment of beneficial interest	$(15,723)
Miscellaneous income	4,501
Gain on consolidation and changes in the fair value of derivative instruments	7,472
Per statement of income “Other (loss) income”	(3,750)

Deduct
Gain on consolidation and changes in the fair value of derivative instruments	(7,472)

Per adjusted EBITDA “Other (expense) income”	$(11,222)

For 2021, “Other (loss) income” as reported in the Company’s statement of income differed from the amount reported in its “Adjusted EBITDA” by approximately $7.5 million. In response to the Staff’s comment to further clarify note (1), the “Other expense (income)” as reported in the Company’s “Adjusted EBITDA” for 2021 excluded a total of approximately $7.5 million of gains generated from assets other than Excluded Assets as follows:

1.Gain on consolidation representing the difference between the fair value and the carrying value of a previously held equity method investment upon obtaining a controlling interest in such entity
2.Change in the fair value of certain warrants and contingent equity securities

The Company believes the $11.2 million adjustment above is appropriate because it represents losses attributable to non-controlling interests, whereas the $7.5 million in gains are not adjusted out because they represent gains attributable to the Company’s shareholders.

Response to Comment 1.b.:

In response to the Staff’s comment, the Company’s “Unrealized loss on investments” for its 2021 “Adjusted EBITDA” is more than the amount reported in its statement of income by $1.4 million because the statement of income included gains unrelated to Excluded Assets. The unrealized loss as reported in the “Adjusted EBITDA” only reflects the loss on Excluded Assets.

The Company believes such adjustment is appropriate because such loss is attributable to non-controlling interests.

Response to Comment 1.c.:

The “Gain on sale of equity method investment” in 2021 as reported in the Company's statement of income was not adjusted out of “Adjusted EBITDA” because such gain is derived from assets unrelated to Excluded Assets, and thus the income is attributable to Apollo Medical Holdings, Inc.

Response to Comment 1.d.:

The “Provider bonus payments” are discretionary payments by the Company to its medical providers. The Company has historically believed such payments are non-recurring, but has further reviewed its position in light of the Company’s continuation of making such payment over the last three years. After careful review of Question 100.01 of the Staff's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, the Company believes “Provider bonus payments” are normal, recurring, cash operating expenses necessary to operate its business, and shall include provider bonus payments in future filings in arriving at its “Adjusted EBITDA”.

Response to Comment 1.f.:

The Company respectfully advises the Staff that it defines the term “recently acquired” to be three years as our basis for the adjustment. Losses from recently acquired IPAs are added back to “Adjusted EBITDA” as the Company believes that three years is necessary to integrate recently acquired IPAs into the Company's business model.

Liquidity and Capital Resources, page 60

1.Your discussion of cash flows from operating activities on page 60 appears to be a recitation of the items presented in your statement of cash flows of how the amount of operating cash flow was derived for each period. Your discussion also refers to noncash items that do not impact cash. Pursuant to Item 303 of Regulation S-K, your discussion should be an analysis of why operating cash changed between periods presented. This includes discussing material underlying factors, particularly in regard to changes in working capital/operating assets and liabilities between periods. Refer to the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance. Please revise your disclosure as appropriate.

Response to Comment 2

In the Liquidity and Capital Resources section of the MD&A, the Company acknowledges it merely provided a listing of components that resulted in the change of operating cash flow, rather than a comparative analysis of the material change in the components against the comparable periods. The Company respectfully acknowledges the Staff’s comment and, in future filings, will provide additional analysis regarding the significant drivers underlying the fluctuation between the comparable periods, rather than the components comprising the end result. The following represents an example of the presentation and discussion that we propose to include in future filings, using 2021 vs. 2020 for illustrative purposes:

Our cash and cash equivalents increased $39.1 million to $233.1 million at December 31, 2021 from $194.0 million at December 31, 2020. While net income decreased by $73.0 million to $49.3 million in 2021 from $122.3 million in 2020, cash from operations increased by $24.2 million. Income, exclusive of losses or gains on equity method investments, gains on the sales of equity method investments and the impairment of beneficial interests increased from $18.8 million in 2020 to $67.1 million in 2021 which was the primary driver of our operating cash flow increase. This increase in income was the result of the fact that during 2021, the Company had an overall increase in capitation revenue driven by membership growth totaling $86.7 million or 13% which outpaced our increase in medical costs of $56.9 million or 11%. Additionally with respect to operating cash flow, the increase in income referenced above was offset by changes in working capital which decreased operating cash flow by $20.1 million in

2021 and increased operating cash flow by $10.8 million in 2020. The change in working capital for 2021 was mainly driven by an increase in related party receivables primarily related to risk pool settlements.

Notes to Consolidated Financial Statements
18. Variable Interest Entities (VIEs), page 124

1.Please tell us your consideration of disclosing your schedule of “Excluded Assets” within the notes to your Consolidated Financial Statements. Refer to ASC 810-10-50-2AA(b).

Response to Comment 3

The table shown on pages 125-126 in Note 18 to the Company’s Consolidated Financial Statements discloses the assets and liabilities of the Company’s consolidated variable interest entities (VIEs), which include APC and its consolidated entities, including consolidated VIEs. Such assets and liabilities include the Excluded Assets. The nature of restrictions on these assets and on the settlement of these liabilities is disclosed in Note 18 where we note “The following table includes assets that can only be used to settle the liabilities of APC and its VIEs, including Alpha Care and Accountable Health Care, and to which the creditors of ApolloMed have no recourse, and liabilities to which the creditors of APC, including Alpha Care and Accountable Health Care, have no recourse to the general credit of ApolloMed, as the primary beneficiary of the VIEs”. Further, a description of the Excluded Assets is provided in Note 1. Based on these considerations, the Company respectfully believes a schedule of “Excluded Assets” does not need to be disclosed within Note 18. At the request of the Staff, below is the balance sheet of the Company’s consolidated VIEs as presented in Note 18, separated between Excluded Assets and Liabilities and Other Assets and Liabilities.

	December 31, 2021
(in thousands)	Total APC & VIE	Other Assets and Liabilities	Excluded Assets and Liabilities
Assets

Current assets
Cash and cash equivalents	$161,762	$99,222	$62,540
Investment in marketable securities	49,066	—	49,066
Receivables, net	7,251	7,147	104
Receivables, net – related party	62,180	62,180	—
Income taxes receivable	1,342	1,342	—
Other receivables	1,833	1,071	762
Prepaid expenses and other current assets	11,734	11,664	70
Loans receivable - related parties	4,000	—	4,000
Amounts due from affiliates	6,598	6,598	—

Total current assets	305,766	189,224	116,542

Non-current assets
Land, property and equipment, net	49,547	7,433	42,114
Intangible assets, net	58,282	58,282	—

	December 31, 2021
(in thousands)	Total APC & VIE	Other Assets and Liabilities	Excluded Assets and Liabilities
Goodwill	109,656	109,656	—
Loans receivable - related parties	89	89	—
Investments in other entities - equity method	41,715	16,746	24,969
Investment in a privately held entity	405	405	—
Investment in affiliates	802,821	802,821	—
Operating lease right-of-use assets	4,953	4,953	—
Other assets	3,219	3,219	—

Total non-current assets	1,070,687	1,003,604	67,083

Total assets	$1,376,453	$1,192,828	$183,625

Liabilities

Current liabilities
Accounts payable and accrued expenses	$11,591	$11,314	$277
Fiduciary accounts payable	10,534	10,534	—
Medical liabilities	44,000	44,000	—
Dividend payable	556	556	—
Finance lease liabilities	110	110	—
Operating lease liabilities	1,250	1,250	—
Current portion of long-term debt	780	285	495

Total current liabilities	68,821	68,049	772

Non-current liabilities
Deferred tax liability	1,982	1,982	—
Finance lease liabilities, net of current portion	193	193	—
Operating lease liabilities, net of current portion	3,950	3,950	—
Long-term debt, net of current portion	7,114	(36)	7,150
Other long-term liabilities	9,614	8,713	901

Total non-current liabilities	22,853	14,802	8,051

Total liabilities	91,674	82,851	8,823

Total assets, net of liabilities	$1,284,779	$1,109,977	$174,802

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If you should have any additional questions, please contact me directly at (510) 334-2237.

Very truly yours,

/s/ Chandan Basho
Chandan Basho
Interim Chief Financial Officer
(Principal Financial Officer)

cc:	Abe Friedman, SEC Division of Corporation Finance Brandon Sim, Co-Chief Executive Officer Dr. Thomas Lam, Co-Chief Executive Officer Calvin Z Cheng, Esq., TroyGould PC